FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.      An announcement regarding power generation within China of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 20, 2015;
2.      An announcement regarding connected transaction of the Registrant,  made by the Registrant on October 21, 2015; and
3.      An announcement regarding 2015 third quarterly report of the Registrant, made by the Registrant on October 21, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

POWER GENERATION WITHIN CHINA
INCREASES BY 8.05% FOR THE THREE QUARTERS OF 2015

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first three quarters of 2015.

According to the Company’s preliminary statistics, for the third quarter of 2015, the Company’s total power generation by the power plants within China on consolidated basis amounted to 81.178 billion kWh, representing an increase of 13.85% over the same period last year, and the total electricity sold by the Company amounted to 76.437 billion kWh, representing an increase of 13.66% over the same period last year. For the nine months ended 30 September 2015, the Company’s total power generation by the power plants within China on consolidated basis amounted to 241.003 billion kWh, representing an increase of 8.05% over the same period last year, and the total electricity sold by the Company amounted to 227.090 billion kWh, representing an increase of 7.72% over the same period last year. For the first three quarters of 2015, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB446.68 per MWh, representing an decrease of 1.48% over the same period last year.

Newly acquired projects last year and newly operated generating units this year mainly contributed to the power generation growth of the Company. Reduction in power generation of certain power plants over the same period of the previous year was mainly due to: (1) the slow growth of China’s economy in the first three quarters of 2015 and deepening of the State’s economic restructuring caused decline in power consumption of the whole society; (2) commencement of operation of various nationwide west-to-east ultra-high-voltage power transmission lines occupied the power generation space of thermal power units in Henan, Shanghai, Jiangsu, Zhejiang and Guangdong and other southeast coastal areas; the Company was affected to a greater extent due to a relatively high proportion of the Company’s thermal power units in such region; (3) the cool temperature since the beginning of summer this year caused a reduction in the cooling load; (4) large nuclear generating units put into production in Liaoning and Fujian in 2014 fully released their production capacity in 2015; also new nuclear generating units commenced production in Zhejiang and Fujian in 2015 – the above affected the power generating capacity of thermal generating units in the above regions.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

	Power Generation				Electricity Sold
Domestic Power Plant	July to September 2015	Change	January to September 2015	Change	July to September 2015	Change	January to September 2015	Change
Liaoning Province	5.934	5.70%	15.251	-2.60%	5.568	5.44%	14.319	-2.84%
Coal-fired	5.867	5.25%	15.005	-3.27%	5.503	4.97%	14.076	-3.56%
Dalian	1.591	-3.84%	4.396	-7.08%	1.494	-4.24%	4.133	-7.50%
Dandong	0.707	-2.91%	2.192	-4.77%	0.667	-2.78%	2.081	-4.76%
Yingkou	2.794	8.85%	6.198	-1.80%	2.613	8.35%	5.785	-2.16%
Yingkou Co-generation	0.775	24.02%	2.218	2.37%	0.728	24.73%	2.076	2.36%
Wind-power	0.044	28.51%	0.209	66.81%	0.043	30.21%	0.207	68.50%
Wafangdian Wind Power	0.013	-24.09%	0.067	2.88%	0.013	-23.69%	0.066	3.97%
Changtu Wind Power	0.031	81.12%	0.142	136.06%	0.031	84.50%	0.141	137.69%
Hydro-power	0.023	277.50%	0.037	77.36%	0.022	303.01%	0.036	77.66%
Suzihe Hydropower	0.023	277.50%	0.037	77.36%	0.022	303.01%	0.036	77.66%
Inner Mongolia	0.034	-18.49%	0.146	-6.40%	0.034	-18.67%	0.145	-6.44%
Wind-power	0.034	-18.49%	0.146	-6.40%	0.034	-18.67%	0.145	-6.44%
Huade Wind Power	0.034	-18.49%	0.146	-6.40%	0.034	-18.67%	0.145	-6.44%
Hebei Province	3.354	-0.32%	9.813	-1.72%	3.143	-0.17%	9.185	-1.97%
Coal-fired	3.337	-0.31%	9.750	-1.76%	3.127	-0.17%	9.126	-2.02%
Shang’an	3.337	-0.31%	9.750	-1.76%	3.127	-0.17%	9.126	-2.02%
Wind-power	0.018	-2.19%	0.063	5.19%	0.016	0.24%	0.059	5.99%
Kangbao Wind Power	0.018	-2.19%	0.063	5.19%	0.016	0.24%	0.059	5.99%
Gansu Province	0.876	-54.49%	4.511	-39.58%	0.831	-54.54%	4.297	-39.68%
Coal-fired	0.605	-64.85%	3.667	-46.13%	0.573	-65.06%	3.489	-46.18%
Pingliang	0.605	-64.85%	3.667	-46.13%	0.573	-65.06%	3.489	-46.18%
Wind-power	0.272	32.49%	0.845	27.97%	0.258	36.65%	0.808	26.17%
Jiuquan Wind Power	0.110	-33.38%	0.365	-29.40%	0.104	-31.98%	0.344	-46.29%
Jiuquan Wind Power II	0.120	–	0.367	–	0.115	–	0.358	–
Yumen Wind Power	0.041	–	0.113	–	0.039	–	0.106	–
Beijing	1.974	5.14%	5.766	-12.25%	1.840	5.68%	5.348	-12.30%
Coal-fired	0.893	-13.74%	2.821	-19.28%	0.783	-14.79%	2.468	-20.19%
Beijing Co-generation (Coal- fired)	0.893	-13.74%	2.821	-19.28%	0.783	-14.79%	2.468	-20.19%
Combined Cycle	1.081	28.51%	2.945	-4.23%	1.057	28.59%	2.880	-4.19%
Beijing Co-generation (Combined Cycle)	1.081	28.51%	2.945	-4.23%	1.057	28.59%	2.880	-4.19%

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2015	Change	January to September 2015	Change	July to September 2015	Change	January to September 2015	Change
Tianjin	1.771	4.89%	5.375	7.66%	1.678	6.27%	5.068	9.04%
Coal-fired	1.075	-36.32%	4.045	-18.98%	1.000	-36.70%	3.770	-18.88%
Yangliuqing Co-generation	1.075	-36.32%	4.045	-18.98%	1.000	-36.70%	3.770	-18.88%
Combined Cycle	0.696	–	1.330	–	0.679	–	1.298
Lingang Combined Cycle	0.696	–	1.330	–	0.679	–	1.298
Shanxi Province	2.275	4.06%	6.943	2.70%	2.125	3.93%	6.488	2.61%
Coal-fired	2.275	4.06%	6.943	2.70%	2.125	3.93%	6.488	2.61%
Yushe	0.693	-10.54%	2.244	5.58%	0.639	-10.81%	2.072	5.46%
Zuoquan	1.582	12.09%	4.700	1.44%	1.486	11.89%	4.416	1.33%
Shandong Province	12.224	0.36%	32.064	-5.78%	11.506	0.40%	30.201	-5.77%
Coal-fired	12.224	0.36%	32.064	-5.78%	11.506	0.40%	30.201	-5.77%
Dezhou	4.134	-1.50%	10.925	-6.13%	3.871	-1.44%	10.233	-6.19%
Jining	1.348	4.93%	3.642	-1.16%	1.254	4.95%	3.397	-0.79%
Xindian	0.840	-10.30%	2.347	-6.80%	0.780	-10.68%	2.188	-7.03%
Weihai	3.392	2.04%	8.638	-2.29%	3.238	2.15%	8.237	-2.23%
Rizhao Phase II	2.168	9.62%	5.522	-8.18%	2.049	9.43%	5.236	-8.33%
Zhanhua Co-generation	0.341	-25.77%	0.991	-25.91%	0.314	-25.63%	0.910	-25.97%
Henan Province	5.622	4.21%	14.745	-6.64%	5.318	3.83%	13.746	-8.49%
Coal-fired	5.622	4.21%	14.745	-6.64%	5.318	3.83%	13.746	-8.49%
Qinbei	5.149	-4.56%	13.840	-12.37%	4.878	-4.77%	13.075	-12.96%
Luoyang Co-generation	0.473	–	0.905	–	0.440	–	0.671	–
Jiangsu Province	10.738	3.39%	31.795	-4.58%	10.204	3.68%	30.272	-4.52%
Coal-fired	9.214	-2.62%	28.360	-6.35%	8.711	-2.55%	26.905	-6.36%
Nantong	1.406	-9.19%	4.862	-4.97%	1.331	-9.00%	4.630	-4.76%
Nanjing	0.680	-20.69%	2.161	-10.80%	0.642	-20.65%	2.044	-10.82%
Taicang	2.484	-1.15%	7.821	-2.51%	2.348	-1.31%	7.424	-2.65%
Huaiyin	1.305	-19.17%	4.573	-4.48%	1.229	-18.98%	4.324	-3.90%
Jinling (Coal-fired)	3.137	16.13%	8.349	-10.37%	2.984	16.33%	7.954	-10.56%
*Suzhou Co-generation	0.202	-11.46%	0.594	-4.11%	0.178	-13.96%	0.529	-5.44%
Combined Cycle	1.419	74.79%	3.102	16.15%	1.390	75.12%	3.040	16.19%
Jinling (Combined Cycle)	0.911	86.26%	1.883	14.84%	0.890	86.57%	1.841	14.89%
Jinling Combined Cycle Co- generation	0.508	57.43%	1.219	18.24%	0.500	57.87%	1.199	18.25%
Wind-power	0.104	-5.88%	0.333	-9.04%	0.102	-5.73%	0.327	-8.89%
Qidong Wind Power	0.084	-3.42%	0.261	-7.11%	0.082	-3.82%	0.256	-7.31%
Rudong Wind Power	0.020	-14.81%	0.072	-15.44%	0.020	-12.78%	0.070	-14.22%

	Power Generation					Electricity sold
Domestic Power Plant	July to September 2015	Change	January to September 2015	Change	July to September 2015	Change	January to September 2015	Change
Shanghai	4.295	26.76%	14.169	-6.60%	4.053	26.63%	13.438	-6.90%
Coal-fired	3.840	33.81%	12.622	-6.11%	3.611	33.98%	11.928	-6.43%
Shidongkou First	1.220	38.37%	3.716	-18.02%	1.139	39.24%	3.471	-18.21%
Shidongkou Second	1.100	-44.69%	4.214	-52.71%	1.038	21.75%	4.004	4.83%
Shidongkou Power	1.520	39.83%	4.692	-4.65%	1.434	39.95%	4.453	-4.93%
Combined Cycle	0.454	-12.48%	1.547	-10.46%	0.442	-12.55%	1.510	-10.51%
Shanghai Combined Cycle	0.454	-12.48%	1.547	-10.46%	0.442	-12.55%	1.510	-10.51%
Chongqing	2.028	21.22%	7.874	-2.24%	1.869	22.78%	7.284	-1.28%
Coal-fired	1.717	2.60%	7.248	-10.02%	1.566	2.93%	6.675	-9.53%
Luohuang	1.717	2.60%	7.248	-10.02%	1.566	2.93%	6.675	-9.53%
Combined Cycle	0.311	–	0.627	–	0.302	–	0.609	–
Liangjiang Combined Cycle	0.311	–	0.627	–	0.302	–	0.609	–
Zhejiang Province	5.425	24.22%	18.333	12.20%	5.161	24.89%	17.508	12.38%
Coal-fired	5.412	23.94%	18.239	11.62%	5.149	24.59%	17.416	11.79%
Yuhuan	3.967	-9.15%	13.983	-14.43%	3.772	-8.71%	13.357	-14.27%
Changxing	1.445	–	4.257	–	1.377	–	4.060	–
Combined Cycle	0.009	–	0.087	–	0.009	–	0.085	–
Tongxiang Combined Cycle	0.009	–	0.087	–	0.009	–	0.085	–
PV	0.003	–	0.007	–	0.003	–	0.007	–
Si’an PV	0.003	–	0.007	–	0.003	–	0.007	–
Hubei Province	3.715	80.28%	9.284	21.02%	3.485	81.09%	8.638	19.85%
Coal-fired	3.649	81.97%	9.132	20.90%	3.421	82.86%	8.499	19.84%
*Wuhan	2.924	45.80%	7.085	-6.20%	2.732	46.00%	6.632	-6.49%
*Jingmen Co-generation	0.460	–	1.203	–	0.436	–	1.142	–
*Yingcheng Co-generation	0.266	–	0.844	–	0.254	–	0.725	–
Wind-power	0.023	–	0.031	–	0.022	–	0.022	–
Jieshan Wind Power	0.023	–	0.031	–	0.022	–	0.022	–
Hydro-power	0.043	-22.14%	0.121	2.05%	0.042	-22.10%	0.117	1.67%
Enshi Maweigou Hydropower	0.018	3.39%	0.046	17.69%	0.017	4.51%	0.044	17.40%
*Dalongtan Hydropower	0.025	-34.40%	0.075	-5.62%	0.025	-33.50%	0.074	-5.79%

	Power Generation					Electricity sold
Domestic Power Plant	July to September 2015	Change	January to September 2015	Change	July to September 2015	Change	January to September 2015	Change
Hunan Province	2.023	8.46%	6.473	5.20%	1.890	8.66%	6.069	5.34%
Coal-fired	1.823	2.83%	5.952	1.29%	1.701	3.11%	5.570	1.46%
Yueyang	1.823	2.83%	5.952	1.29%	1.701	3.11%	5.570	1.46%
Wind-power	0.099	–	0.266	–	0.090	–	0.250	–
Subaoding Wind Power	0.077	–	0.245	–	0.075	–	0.235	–
Guidong Wind Power	0.022	–	0.022	–	0.015	–	0.015	–
Hydro-power	0.101	9.70%	0.254	–	0.099	9.89%	0.250	–8.29%
Xiangqi Hydropower	0.101	9.70%	0.254	–	0.099	9.89%	0.250	–8.29%
Jiangxi Province	4.493	40.53%	11.184	23.81%	4.171	36.86%	10.391	20.72%
Coal-fired	4.475	39.97%	11.120	23.11%	4.153	36.28%	10.328	19.99%
Jianggangshan	2.232	-6.31%	6.979	6.11%	2.123	-6.69%	6.662	6.08%
*Ruijin	0.939	15.25%	2.630	7.10%	0.889	15.12%	2.494	7.18%
Anyuan	1.304	–	1.511	–	1.141	–	1.172	–
Wind-power	0.018	–	0.064	–	0.018	–	0.062	–
Jianggongling Wind Power	0.018	–	0.064	–	0.018	–	0.062	–
Anhui Province	1.375	-14.13%	–	-9.32%	1.298	-14.61%	4.409	-9.41%
Coal-fired	1.327	-14.69%	4.515	-10.38%	1.250	-15.21%	4.287	-10.52%
*Chaohu Power	1.327	-14.69%	4.515	-10.38%	1.250	-15.21%	4.287	-10.52%
Wind-power	0.048	5.43%	0.123	60.34%	0.048	4.94%	0.122	60.47%
*Hualiangting Hydropower	0.048	5.43%	0.123	60.34%	0.048	4.94%	0.122	60.47%
Fujian Province	2.592	-30.17%	8.615	-17.44%	2.446	-30.67%	8.174	-17.65%
Coal-fired	2.592	-30.17%	8.615	-17.44%	2.446	-30.67%	8.174	-17.65%
Fuzhou	2.592	-30.17%	8.615	-17.44%	2.446	-30.67%	8.174	-17.65%
Guangdong Province	4.973	-36.01%	16.642	-8.61%	4.753	-36.04%	15.940	-8.43%
Coal-fired	4.973	-36.01%	16.642	-8.61%	4.753	-36.04%	15.940	-8.43%
Shantou Coal-fired	1.188	-33.80%	3.754	-8.59%	1.125	-33.63%	3.565	-8.18%
Haimen	1.296	-52.77%	6.171	-43.23%	1.222	-53.15%	5.871	-43.53%
Haimen Power	2.488	-23.00%	6.717	108.41%	2.406	-23.08%	6.504	107.94%
Yunnan Province	1.025	-37.76%	4.305	-45.83%	0.944	-38.06%	3.974	-45.73%
Coal-fired	1.012	-38.54%	4.214	-46.97%	0.933	-38.83%	3.887	-46.92%
Diandong Energy	1.012	22.55%	3.072	-39.23%	0.933	23.14%	2.836	-39.09%
Yuwan Energy	0.00	-100.00%	1.142	-60.51%	0.00	-100.00%	1.051	-60.59%
Wind-power	0.013	–	0.091	–	0.012	–	0.087	–
Wenbishan Wind Power	0.013	–	0.091	–	0.012	–	0.087	–

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2015	Change	January to September 2015	Change	July to September 2015	Change	January to September 2015	Change
Hainan Province	4.435	-2.60%	13.074	-0.40%	4.119	-3.75%	12.194	-0.54%
Coal-fired	4.328	-1.12%	12.706%	0.30%	4.015	-1.35%	11.837	0.21%
*Haikou	1.952	7.49%	5.322	8.83%	1.784	7.55%	4.883	9.04%
*Dongfang	2.376	-7.21%	7.384	-5.06%	2.232	-7.48%	6.954	-5.19%
Combined Cycle	0.070	-28.30%	0.228	-6.00%	0.067	-28.70%	0.220	-6.16%
*Nanshan Combined Cycle	0.070	-28.30%	0.228	-6.00%	0.067	-28.70%	0.220	-6.16%
Wind-power	0.011	124.79%	0.066	44.07%	0.011	130.77%	0.064	44.61%
*Wenchang Wind Power	0.011	124.79%	0.066	44.07%	0.011	130.77%	0.064	44.61%
Hydro-power	0.026	-64.80%	0.074	-56.50%	0.026	-64.83%	0.073	-56.89%
*Gezhen Hydropower	0.026	-64.80%	0.074	-56.50%	0.026	-64.83%	0.073	-56.89%
Total	81.178	13.85%	241.003	8.05%	76.437	13.66%	227.090	7.72%

Note 1:	The remark * represented the new power plants acquired towards the end of 2014 and the figures in changes are for reference only.

For the third quarter of 2015, the power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 20.6% in Singapore (for the third quarters of 2014: 21.7%), representing a decrease of 1.1 percentage point compared to the same period last year. For the nine months ended 30 September 2015, the accumulated power generation accounted for a market share of 21.9% in Singapore (for the first three quarters of 2014: 21.6%), representing an increase of 0.3 percentage point compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
20 October 2015

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

CONNECTED TRANSACTION
ARRANGEMENT REGARDING FINANCE LEASING AND LEASEBACK

Diandong Energy and Diandong Yuwang, the wholly-owned subsidiaries of the Company, and Luoyuanwan Harbour, the controlling subsidiary of the Company, propose to engage in finance leasing and leaseback services with Tiancheng Leasing Company, respectively. The aggregate finance amount will not exceed RMB2,900 million, and each of the lease terms will not exceed 5 years.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including Tiancheng Leasing Company) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in Hong Kong Listing Rules.

As the scale of the Transaction does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Transaction is subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from the independent shareholders approval requirement.

However, pursuant to the Shanghai Listing Rules, the transaction as mentioned in this announcement between the Company and Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) shall be subject to approval by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2016 to seek approval from Independent Shareholders to (among other things) approve the transaction on finance lease and leaseback business proposed to be conducted between the Company and its subsidiaries with Huaneng Group including Tiancheng Leasing Company.

To comply with the requirements of the Hong Kong Listing Rules, the Company shall establish an Independent Board Committee comprising of the independent non-executive Directors of the Company to advise the Independent Shareholders on (among other things) the transaction on finance lease and leaseback business proposed to be conducted between the Company (and its subsidiaries) and Huaneng Group including Tiancheng Leasing Company, and shall appoint an independent financial adviser who will provide an opinion on the relevant finance lease and leaseback transaction to the Independent Board Committee and the Independent Shareholders.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing, among other things, further details of the connected transaction regarding the finance leasing and leaseback business, a letter from the Independent Board Committee and an opinion of the independent financial adviser to Shareholders as soon as possible but in any event not later than mid-December 2015.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND TIANCHENG LEASING COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the controlled generation capacity is 81,132 MW and the equity based generation capacity is 72,375 MW. Diandong Energy and Diandong Yuwang are wholly-owned subsidiaries of the Company, while Luoyuanwan Harbour is a controlling subsidiary of the Company.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at of the date of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company, while Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.51% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Tiancheng Leasing Company was incorporated in the PRC in April 2014, which is a sino-foreign joint venture finance lease enterprise with funds contributed by China Huaneng Capital Service Limited (“Huaneng Capital”), Hua Neng HK, the Company, Huaneng Lancang River Hydropower Co., Ltd. (“Huaneng Lancang River”), Huaneng Renewables Corporation Limited (“Huaneng Renewables”) and Huaneng Renewables (Hong Kong) Limited (“Huaneng Renewables HK”). Tiancheng Leasing Company is the platform for finance asset management of Huaneng Group and is principally engaged in equity finance leasing, finance leasing, purchase of finance leasing assets in the PRC and abroad, salvage treatment and maintenance of finance leasing assets, advisory and guarantee services on finance leasing transactions.

As at 30 September 2015, the relationship between the Company, Huaneng Group and Tiancheng leasing Company is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

**
Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27% and 0.51% interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including Tiancheng Leasing Company) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

MAJOR TERMS OF THE COMMERCIAL ARRANGEMENT OF THE TRANSACTION

1.	Brief description of the transaction between Diandong Energy and Tiancheng Leasing Company

For purpose of obtaining finance by adopting the sale and leaseback model, Diandong Energy shall sell to Tiancheng Leasing Company its equipment assets forming part of the boilers and steam turbines which shall be leased back for use by Diandong Energy. Upon expiry of the lease term, Diandong Energy shall repurchase the same at the price of RMB1 in accordance with the stipulations of the agreement. The finance amount shall not exceed RMB1,100 million and the lease term shall not exceed 5 years.

On reaching an agreement on the terms with Tiancheng Leasing Company, Diandong Energy proposes to sign the relevant finance lease agreement. Major terms of the commercial arrangement are as follows:

(1)	Subject to the leased assets: equipment assets forming part of the boilers and steam turbines.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: the lease term shall not exceed 5 years, from the date when the purchase price of the leased assets is paid by Tiancheng Leasing Company to Diandong Energy.

(4)	Finance amount: shall not exceed RMB1,100 million.

(5)
Consolidated finance costs: shall not exceed the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China for the corresponding period of withdrawal, and on terms which shall be no less favourable than those offered by independent third parties. Should there be any adjustment to the leasing rate for calculating the benchmark lending rate for the corresponding period, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease: Nil.

(7)	Leasing amount and payment method: the aggregate of the lease amount shall not exceed RMB1,330 million, interests to be repayable quarterly.

(8)	Amount on repurchase: RMB1.

2.	Brief description of the transaction between Diandong Yuwang and Tiancheng Leasing Company

For purpose of obtaining finance by adopting the sale and leaseback model, Diandong Yuwang shall sell to Tiancheng Leasing Company its equipment assets forming part of the boilers and steam turbines which shall be leased back for use by Diandong Yuwang. Upon expiry of the lease term, Diandong Yuwang shall repurchase the same at the price of RMB1 in accordance with the stipulations of the agreement. The finance amount shall not exceed RMB1,500 million and the lease term shall not exceed 5 years.

On reaching an agreement on the terms with Tiancheng Leasing Company, Diandong Yuwang proposes to sign the relevant finance lease agreement. Major terms of the commercial arrangement are as follows:

(1)	Subject to the leased assets: equipment assets forming part of the boilers and steam turbines.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: the lease term shall not exceed 5 years, from the date when the purchase price of the leased assets is paid by Tiancheng Leasing Company to Diandong Yuwang.

(4)	Finance amount: shall not exceed RMB1,500 million.

(5)
Consolidated finance costs: shall not exceed the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China for the corresponding period of withdrawal, and on terms which shall be no less favourable than those offered by independent third parties. Should there be any adjustment to the leasing rate for calculating the benchmark lending rate for the corresponding period, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease: Nil.

(7)	Leasing amount and payment method: the aggregate of the lease amount shall not exceed RMB1,820 million, interests to be repayable quarterly.

(8)	Amount on repurchase: RMB1.

3.	Brief description of the transaction between Luoyuanwan Harbour and Tiancheng Leasing Company

For purpose of obtaining finance by adopting the sale and leaseback model, Luoyuanwan Harbour shall sell to Tiancheng Leasing Company its equipment assets forming part of the loading equipment which shall be leased back for use by Luoyuanwan Harbour. Upon expiry of the lease term, Luoyuanwan Harbour shall repurchase the same at the price of RMB1 in accordance with the stipulation of the agreement. The finance amount shall not exceed RMB300 million and the lease term shall not exceed 5 years.

On reaching an agreement on the terms with Tiancheng Leasing Company, Luoyuanwan Harbour proposes to sign the relevant finance lease agreement. Major terms of the commercial arrangement are as follows:

(1)	Subject to the leased assets: equipment assets forming part of the unloading equipment.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: the lease term shall not exceed 5 years, from the date when the purchase price of the leased assets is paid by Tiancheng Leasing Company to Luoyuanwan Harbour.

(4)	Finance amount: shall not exceed RMB300 million.

(5)
Consolidated finance costs: shall not exceed the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China for the corresponding period of withdrawal, and on terms which shall be no less favourable than those offered by independent third parties. Should there be any adjustment to the leasing rate for calculating the benchmark lending rate for the corresponding period, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease: Nil.

(7)	Leasing amount and payment method: the aggregate of the lease amount shall not exceed RMB350 million, interests to be repayable quarterly.

(8)	Amount on repurchase: RMB1.

According to the major terms of the commercial arrangement set out above, and on principles of safeguarding the maximum benefits of the Company, the Company shall negotiate with the Tiancheng Leasing Company. On reaching unanimous agreement between the parties, the Company shall sign the relevant agreements regarding the finance leasing and leaseback business and shall publish a further announcement on the major terms once the relevant agreements are signed.

PRICING POLICY

The pricing policy of the Transaction shall be in accordance with the normal commercial terms (on arm’s length terms or on terms which shall be no less favourable than those offered by independent third parties), basing on the market prices on principles of fairness, openness, voluntary and trustworthiness as negotiated by the parties. Specific pricing policy is as follows: the consolidated finance costs of the Transaction shall not exceed the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China for the corresponding period of withdrawal, and on terms, which shall be no less favourable than those offered by independent third parties. Such finance costs shall not be higher than the finance costs for comparable finance lease services available from other finance leasing companies in the PRC and will not be higher than the finance costs for similar finance lease services offered by Tiancheng Leasing Company to other members of Huaneng Group.

PURPOSE OF THE TRANSACTION AND ITS IMPACT ON THE COMPANY

The Transaction is conducive to broaden the financing channels, lower the finance cost, vitalize the inventory of fixed assets, and improve the asset utilization efficiency ratio of the Company. Not only can it satisfy the Company’s normal operation production needs for use of equipment assets, it also serves to alleviate the demands for capital by the Company. It does not exist circumstances that will prejudice the interests of the Company and its Shareholders.

BOARD CONFIRMATION

On 20 October 2015, the Eleventh Meeting of the Eighth Session of the Board of Company has approved the Resolution regarding the related transactions on finance leasing and leaseback services of controlled subsidiaries. Pursuant to Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Board of the Company and being regarded as having a connected interest in the continuing connected transaction, abstained from voting on the resolution. The relevant resolution was voted by Directors who are not connected to the Transaction.

The Board (including the independent non-executive Directors) is of the view that the Transaction is: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the independent third parties offered by the Company); and (iii) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

IMPLICATION UNDER THE HONG KONG LISTING RULES

As the scale of the Transaction does not exceed 5% of the relevant applicable ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Transaction is subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements.

However, pursuant to the Shanghai Listing Rules, the transaction as mentioned in this announcement between the Company and Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) shall be subject to approval by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2016 to seek approval from Independent Shareholders to (among other things) approve the transaction on finance lease and leaseback business proposed to be conducted between the Company and its subsidiaries with Huaneng Group including Tiancheng Leasing Company.

To comply with the requirements of the Hong Kong Listing Rules, the Company shall establish an Independent Board Committee comprising of the independent non-executive Directors of the Company to advise the Independent Shareholders on (among other things) the transaction on finance lease and leaseback business proposed to be conducted between the Company (and its subsidiaries) and Huaneng Group including Tiancheng Leasing Company, and shall appoint an independent financial adviser who will provide an opinion on the relevant finance lease and leaseback transaction to the Independent Board Committee and the Independent Shareholders.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing, among other things, further details of the connected transaction regarding the finance leasing and leaseback business, a letter from the Independent Board Committee and an opinion of the independent financial adviser to Shareholders as soon as possible but in any event not later than mid-December 2015.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Diandong Energy”	Huaneng Yunnan Diandong Energy Limited Company;

“Diandong Yuwang”	Yunnan Diandong Yuwang Energy Limited Company;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Luoyuanwan Harbour”	Huaneng (Fujian) Harbour Limited Company;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Shareholders”	shareholders (other than Huaneng Group and its associates) of the Company;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Tiancheng Leasing Company”	Huaneng Tiancheng Financial Leasing Co., Ltd.; and

“Transaction”
collectively, the finance lease and leaseback services for an aggregate finance amount of not exceeding RMB2,900 million, each with a lease term of not more than 5 years, between Diandong Energy, Diandong Yuwang and Luoyuanwan Harbour respectively and Tiancheng Leasing Company.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
21 October 2015

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2015

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the third quarterly report of 2015.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2.	MAJOR FINANCIAL INFORMATION AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)
(Amounts: In RMB Yuan)

	End of current		Variance from
	Reporting period	End of last year	end of last year
		(Restated)	(%)

Total Assets	297,296,701,887	300,880,856,737	(1.19)
Shareholders’ equity attributable to shareholders of the Company	74,569,062,758	74,992,915,078	(0.57)

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
		(Restated)	(%)

Net cash flows generated from operating activities	35,552,547,885	27,465,476,136	29.44

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
		(Restated)	(%)

Operating Revenue	97,249,318,901	105,683,601,893	(7.98)
Net profit attributable to shareholders of the Company	13,234,752,709	11,337,106,047	16.74
Net profit after deducting non-recurring items attributable to shareholders of the Company	12,817,950,431	10,024,904,474	27.86
Return on net assets (weighted average) (%)	18.40	16.14	Increase by 2.26
			percentage points
Basic earnings per share (RMB per share)	0.92	0.81	13.58
Diluted earnings per share (RMB per share)	0.92	0.81	13.58

Non-recurring items and amounts:

☑ Applicable   ☐ Not applicable

 (Amounts: In RMB Yuan)
		Total amount from
		the beginning of
	Total amount of	the year to
	Current	the end of current
	reporting period	reporting period
Items	(July to September)	(January to September)	Notes

Losses from disposal of non-current assets	(7,349,265)	(75,704,308)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	80,232,103	636,404,414
Losses from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(9,286,978)	(11,546,127)
(Recognition) / reversal of provision for doubtful accounts receivable individually tested for impairments	(6,328)	2,557,376
Other non-operating income and expenses excluding the above items	(546,914)	(39,230,879)	Other non-operating income and expenses excluding the above items mainly include donations, fines etc. of the Company and its subsidiaries for the nine months ended 30 September 2015.
Other non-recurring items	–	18,805,688	Other non-recurring items mainly include investment income from a deemed disposal transaction, in which a subsidiary of the Company turned into a joint venture of the Company.

Sub-total	63,042,618	531,286,164
Tax impact of non-recurring items	(12,874,939)	(125,142,908)
Impact of non-controlling interests, net of tax	1,396,939	10,659,022

Total	51,564,618	416,802,278

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	118,656 (including 118,145 holders of A shares, 392 holders of H shares, 119 holders of ADRs)
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	35.14	0	Nil	–	State-owned entity
HKSCC Nominees Limited	3,172,280,740	22.00	0	Nil	–	Foreign entity
China Huaneng Group	1,555,124,549	10.78	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	602,500,000	4.18	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.27	0	Nil	–	Foreign entity
China Securities Finance Corporation Limited	426,926,936	2.96	0	Nil	–	State-owned entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.89	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.69	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	349,699,929	2.43	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	2.09	0	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,172,280,740	Overseas listed foreign invested shares	3,172,280,740
China Huaneng Group	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	602,500,000	RMB denominated ordinary shares	602,500,000
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
China Securities Finance Corporation Limited	426,926,936	RMB denominated ordinary shares	426,926,936
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment Development Group Limited Liability Company	349,699,929	RMB denominated ordinary shares	349,699,929
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Description of preference shareholders and number of shares with voting rights restored	Not Applicable

3.	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable   ☐ Not applicable

a.	Consolidated balance sheet items

(1)
Derivative financial assets (current portion) as at the end of the period decreased by 37.66% compared with the beginning of the period, mainly due to the change in the fair value of the derivative financial assets included in profit and loss held by the Company’s subsidiary, SinoSing Power Pte. Ltd..

(2)
Notes receivable as at the end of the period increased by 88.29% compared with the beginning of the period, mainly due to the increase of transactions settled with notes between the Company and its subsidiaries and the grid companies.

(3)	Dividends receivable as at the end of the period decreased by 61.01% compared with the beginning of the period, mainly due to the dividends received from the Company’s associates.

(4)
Derivative financial assets (non-current portion) as at the end of the period increased by 75.02% compared with the beginning of the period, mainly due to the increase in the fair value of the fixed exchange rate forward contract held by the Company’s subsidiary, SinoSing Power Pte. Ltd..

(5)	Notes payable as at the end of the period decreased by 35.91% compared with the beginning of the period, mainly due to the settlement of matured notes of the Company’s subsidiaries.

(6)	Accounts payable as at the end of the period decreased by 33.83% compared with the beginning of the period, mainly due to decrease of payable for fuel purchases of the Company and its subsidiaries.

(7)
Payroll payable as at the end of the period increased by 44.43% compared with the beginning of the period, mainly due to rise in provision of staff and workers’ bonus and welfare fund according to the board resolution of a subsidiary of the Company.

(8)
Taxes payable as at the end of the period decreased by 63.53% compared with the beginning of the period, mainly due to the rise in amount of deductible input value-added tax of the Company and its subsidiaries.

(9)	Dividends payable as at the end of the period increased by 277.33% compared with the beginning of the period, mainly due to the dividends declared by the Company’s subsidiaries.

(10)	Other current liabilities as at the end of the period increased by 32.79% compared with the beginning of the period, mainly due to the short-term bonds issued by the Company during current period.

(11)
Derivative financial liabilities (non-current portion) as at the end of the period decreased by 33.27% compared with the beginning of the period, mainly due to the increase in the fair value of the interest rate swaps contracts and the hedging instruments of fuel swaps contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd..

(12)
Capital surplus as at the end of the period decreased by 40.21% compared with the beginning of the period, mainly due to the adjustment against capital surplus as a result of the business combination under common control.

(13)
Other comprehensive income increased by 148.56%, compared with the beginning of the period, mainly due to the increase in fair value of available-for-sale financial assets held by the Company and its associates.

b.	Consolidated income statement items

(1)	Impairment losses decreased by 59.97% compared with the same period of last year, mainly due to the provision of impairment for fixed asset recognized in the same period of last year.

(2)	Non-operating expenses decreased by 55.35% compared with the same period of last year, mainly due to the less amount of disposals of fixed assets of the Company and its subsidiaries.

(3)
Other comprehensive income increased by 363.22% compared with the same period of last year, mainly due to the increase in fair value of available-for- sale financial assets held by the Company and its associates.

3.2	Status of performance of undertakings given by the Company, shareholders and de facto controller

☑ Applicable   ☐ Not applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation (“HIPDC”)
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW, the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	No	Yes
Undertaking relevant to the initial public issuance	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and being performed	No	Yes

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Other undertaking	To resolve business competition	China Huaneng Group
In order to support the business of Huaneng Power International, Huaneng Group provided non-compete undertakings to Huaneng Power International at times of its initial public offerings within the PRC and overseas. With respect to the non-public placement of shares in 2010 by Huaneng Power International, Huaneng Group provided an Undertaking on Relevant Matters for Further Avoidance of Business Competition by Huaneng Group with Huaneng Power International, Inc. on 17 September 2010 (“Non-Compete Undertakings). To further define the implementation terms and in conjunction with the requirements under Guidance Note No.4 relating to Supervision of Listed Companies – undertakings and implementation of the listed companies’ de facto controllers, shareholders, related parties, acquirer and listed companies and the actual circumstances, Huaneng Group will refine and regulate the aforesaid Non-Compete Undertakings in terms set out below:

				Term of undertaking: 28 June 2014 to 31 December 2016	Yes	–
1. it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group;

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will improve the profitability of such assets and inject those assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province.

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will inject such assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016 in order to support the sustainable, stable development of Huaneng Power International.

4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

Beijing, the PRC
21 October 2015

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER, 2015

Amounts: In RMB Yuan

	30 September 2015	31 December 2014	30 September 2015	31 December 2014
ASSETS	Consolidated	Consolidated	The Company	The Company
		(Restated)

CURRENT ASSETS
Cash at bank and on hand	9,827,522,018	13,580,878,084	2,444,268,587	8,383,375,090
Derivative financial assets	162,802,542	261,135,385	–	–
Notes receivable	1,660,373,433	881,835,452	188,398,108	158,899,801
Accounts receivable	11,389,399,957	15,590,720,591	4,054,361,449	5,555,673,368
Advances to suppliers	586,105,096	759,746,689	55,778,899	163,914,565
Interest receivable	198,649	357,188	192,661,260	142,687,726
Dividends receivable	80,000,000	205,178,709	2,347,727,237	842,319,962
Other receivables	1,194,720,295	1,074,449,805	2,361,133,613	2,354,730,606
Inventories	5,701,531,620	7,409,681,381	1,963,029,801	2,569,510,200
Current portion of non-current assets	177,273,267	179,084,107	–	–
Other current assets	151,883,697	36,708,810	22,202,676,787	24,101,667,677

Total current assets	30,931,810,574	39,979,776,201	35,810,035,741	44,272,778,995

NON-CURRENT ASSETS
Available-for-sale financial assets	5,331,335,103	4,383,515,223	5,319,084,303	4,371,264,423
Derivative financial assets	71,054,111	40,598,382	–	–
Long-term receivables	503,449,871	530,839,883	–	–
Long-term equity investment	20,049,331,775	17,517,887,792	67,173,205,548	55,614,673,821
Fixed assets	190,160,134,017	188,277,382,260	57,509,864,095	59,109,052,186
Fixed assets pending for disposal	106,912,240	87,456,340	65,784	102,844
Construction-in-progress	22,488,399,398	21,751,942,634	1,845,748,307	2,300,645,588
Construction materials	2,784,282,164	3,387,861,300	206,484,081	113,840,175
Intangible assets	12,257,662,979	11,601,320,687	1,671,557,775	1,724,129,735
Goodwill	10,760,445,875	11,148,481,078	–	–
Long-term deferred expenses	149,144,986	166,054,500	12,493,429	17,207,051
Deferred income tax assets	885,787,536	1,115,231,709	–	159,186,636
Other non-current assets	816,951,258	892,508,748	5,564,026,000	3,492,630,000

Total non-current assets	266,364,891,313	260,901,080,536	139,302,529,322	126,902,732,459

TOTAL ASSETS	297,296,701,887	300,880,856,737	175,112,565,063	171,175,511,454

	30 September 2015	31 December 2014	30 September 2015	31 December 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	49,414,895,014	46,626,004,262	36,410,000,000	31,110,000,000
Derivative financial liabilities	624,651,873	832,726,740	–	–
Notes payable	1,049,572,858	1,637,553,934	–	–
Accounts payable	7,530,064,795	11,380,689,349	2,432,901,818	5,626,989,240
Advances from customers	417,483,354	367,773,559	11,604,717	137,827,104
Salary and welfare payables	357,485,286	247,516,737	95,938,973	72,885,485
Taxes payable	(1,010,382,618)	(617,844,109)	274,350,210	116,167,444
Interest payables	885,103,201	1,162,366,531	723,696,818	842,243,577
Dividends payable	1,727,246,303	457,758,654	–	–
Other payables	13,188,184,890	14,963,223,306	2,402,522,638	3,461,898,695
Current portion of non-current liabilities	17,873,142,268	14,994,139,965	9,267,239,179	8,213,359,248
Provision	9,000,000	28,646,657	9,000,000	28,190,657
Other current liabilities	24,682,498,460	18,587,209,659	24,577,242,759	18,504,516,415

Total current liabilities	116,748,945,684	110,667,765,244	76,204,497,112	68,114,077,865

NON-CURRENT LIABILITIES
Long-term loans	67,248,709,758	70,660,512,132	11,755,434,582	14,286,321,166
Derivative financial liabilities	433,402,725	649,512,599	103,057,882	99,163,969
Bonds payable	16,252,920,547	22,725,534,840	16,252,920,547	22,725,534,840
Long-term payables	1,535,134,787	1,435,036,888	–	–
Long-term employee benefits payable	98,164,718	85,903,069	–	–
Specific accounts payable	44,362,910	45,024,362	29,421,648	30,083,100
Deferred income tax liabilities	2,573,333,076	2,555,018,470	1,940,495,025	1,958,994,837
Other non-current liabilities	1,707,878,662	1,595,025,038	124,554,235	–

Total non-current liabilities	89,893,907,183	99,751,567,398	30,205,883,919	39,100,097,912

TOTAL LIABILITIES	206,642,852,867	210,419,332,642	106,410,381,031	107,214,175,777

	30 September 2015	31 December 2014	30 September 2015	31 December 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)

SHAREHOLDERS’ EQUITY
Share capital	14,420,383,440	14,420,383,440	14,420,383,440	14,420,383,440
Capital surplus	14,346,462,924	23,993,710,781	13,113,429,985	16,816,026,954
Other comprehensive income	495,535,582	(1,020,395,073)	2,877,248,627	1,191,162,699
Special reserves	47,852,747	39,606,413	43,303,020	34,474,327
Surplus reserves	8,186,274,738	7,242,594,409	8,186,274,738	7,242,594,409
Undistributed profits	37,072,553,327	30,317,015,108	30,061,544,222	24,256,693,848

Shareholders’ equity attributable to shareholders of the Company	74,569,062,758	74,992,915,078	68,702,184,032	63,961,335,677
Non-controlling interests	16,084,786,262	15,468,609,017	—	—

Total shareholders’ equity	90,653,849,020	90,461,524,095	68,702,184,032	63,961,335,677

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	297,296,701,887	300,880,856,737	175,112,565,063	171,175,511,454

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THIRD QUARTER ENDED 30 SEPTEMBER, 2015

Amounts: In RMB Yuan, Except Per Share Data

	For the quarter ended 30 September, 2015	For the quarter ended 30 September, 2014	For the quarter ended 30 September, 2015	For the quarter ended 30 September, 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Operating revenue	31,943,846,855	33,500,305,798	11,764,779,801	13,396,849,078
Less: Operating cost	22,336,754,209	24,731,937,850	7,690,932,260	9,341,841,230
Tax and levies on operations	281,127,247	248,021,243	142,412,350	118,317,276
Selling expenses	1,103,529	906,322	–	–
General and administrative expenses	962,578,869	988,235,314	538,499,923	529,323,967
Financial expenses	2,116,559,096	2,036,473,894	1,323,382,344	1,293,914,331
Impairment losses	(9,138)	16,582	–	–
Add: Gain/(loss) on fair value changes of financial assets/ liabilities	14,657,817	(4,544,111)	–	–
Investment income	403,928,184	455,516,015	2,697,798,263	2,269,631,676
Including: Investment income from associates and joint ventures	426,687,368	392,972,287	278,654,167	290,580,247

Operating profit	6,664,319,044	5,945,686,497	4,767,351,187	4,383,083,950
Add: Non-operating income	128,965,646	134,855,883	77,386,485	79,033,986
Including: gain on disposals of non-current assets	20,232,259	10,515,394	3,267,542	9,864,840
Less: Non-operating expenses	56,629,722	70,335,470	12,862,400	48,719,215
Including: loss on disposals of non-current assets	27,581,524	51,996	838,395	44,147

Profit before tax	6,736,654,968	6,010,206,910	4,831,875,272	4,413,398,721
Less: Income tax expense	1,615,166,151	1,444,328,329	624,332,820	623,259,931

Net profit	5,121,488,817	4,565,878,581	4,207,542,452	3,790,138,790

	For the quarter ended 30 September, 2015	For the quarter ended 30 September, 2014	For the quarter ended 30 September, 2015	For the quarter ended 30 September, 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Including: Net profit generated by acquiree before business combination under common control	–	548,863,514	—	—

Attributable to:
Shareholders of the Company	4,176,176,808	3,755,234,861	4,207,542,452	3,790,138,790
Non-controlling interests	945,312,009	810,643,720	—	—

Earnings per share (based on the net profit attributable to shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.29	0.27	—	—
– Diluted earnings per share	0.29	0.27	—	—
Other comprehensive income/(loss), net of tax	375,157,895	(75,870,251)	836,924,490	353,338,932

Total comprehensive income	5,496,646,712	4,490,008,330	5,044,466,942	4,143,477,722
Attributable to:
Shareholders of the Company	4,551,548,692	3,679,651,369	5,044,466,942	4,143,477,722
Non-controlling interests	945,098,020	810,356,961	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2015

Amounts: In RMB Yuan, Except Per Share Data

	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Operating revenue	97,249,318,901	105,683,601,893	37,507,880,302	41,220,357,562
Less: Operating cost	67,746,083,025	78,217,252,327	24,735,983,355	28,754,366,842
Tax and levies on operations	891,648,250	803,112,368	429,622,990	390,487,683
Selling expenses	3,053,737	3,220,774	–	–
General and administrative expenses	2,746,545,213	2,713,202,752	1,535,007,965	1,493,891,061
Financial expenses	5,962,978,320	6,129,888,030	3,621,920,822	3,888,858,760
Impairment losses	177,171,263	442,546,582	178,127,559	120,028,667
Add: Loss on fair value changes of financial assets/liabilities	(25,916,437)	(424,753)	–	–
Investment income	1,313,341,855	1,238,644,192	6,975,395,561	4,758,133,851
Including: Investment income from associates and joint ventures	1,178,916,562	1,118,188,988	788,497,149	868,790,813

Operating profit	21,009,264,511	18,612,598,499	13,982,613,172	11,330,858,400
Add: Non-operating income	741,731,551	793,851,454	626,286,683	2,707,830,323
Including: gain on disposals of non-current assets	31,122,571	14,318,872	7,991,759	2,072,469,179
Less: Non-operating expenses	220,262,324	493,281,526	109,808,013	267,098,199
Including: loss on disposals of non-current assets	106,826,879	323,254,133	51,557,173	201,014,558

Profit before tax	21,530,733,738	18,913,168,427	14,499,091,842	13,771,590,524
Less: Income tax expense	5,226,957,629	4,948,442,361	2,254,246,407	2,835,099,981

Net profit	16,303,776,109	13,964,726,066	12,244,845,435	10,936,490,543

	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Including: Net profit generated by acquiree before business combination under common control	–	1,624,719,783	—	—

Attributable to:
Shareholders of the Company	13,234,752,709	11,337,106,047	12,244,845,435	10,936,490,543
Non-controlling interests	3,069,023,400	2,627,620,019	—	—

Earnings per share (based on the net profit attributable to shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.92	0.81	—	—
– Diluted earnings per share	0.92	0.81	—	—

Other comprehensive income, net of tax	1,515,548,702	327,179,539	1,686,085,928	341,587,431

Total comprehensive income	17,819,324,811	14,291,905,605	13,930,931,363	11,278,077,974

Attributable to:
Shareholders of the Company	14,750,683,364	11,664,213,230	13,930,931,363	11,278,077,974
Non-controlling interests	3,068,641,447	2,627,692,375	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2015

Amounts: In RMB Yuan

	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014
Items	Consolidated	Consolidated	The Company	The Company
		(Restated)
Cash flows generated from operating activities
Cash received from sales of goods and services rendered	112,387,332,085	121,549,966,129	45,384,077,746	50,052,674,635
Cash received from return of taxes and fees	52,621,948	64,797,205	2,999,352	605,200
Other cash received relating to operating activities	1,136,987,784	811,493,354	597,553,183	549,415,264

Sub-total of cash inflows of operating activities	113,576,941,817	122,426,256,688	45,984,630,281	50,602,695,099

Cash paid for goods and services received	58,417,009,532	75,572,633,954	25,674,615,458	31,449,568,280
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	5,039,358,225	4,627,238,042	2,224,375,942	2,179,664,203
Payments of taxes	13,543,688,663	13,144,225,804	5,834,840,123	6,348,737,646
Other cash paid relating to operating activities	1,024,337,512	1,616,682,752	787,266,362	998,873,843

Sub-total of cash outflows of operating activities	78,024,393,932	94,960,780,552	34,521,097,885	40,976,843,972

Net cash flows generated from operating activities	35,552,547,885	27,465,476,136	11,463,532,396	9,625,851,127
Cash flows generated from investing activities
Cash received from withdrawal of investment	–	384,702,400	–	2,632,655,400
Cash received on investment income	359,024,937	391,664,770	4,763,749,825	2,704,101,502
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	44,621,861	40,117,127	17,028,899	5,510,718,860
Cash received for disposal of subsidiaries and other operating units	–	503,809,240	–	538,297,600
Other cash received relating to investing activities	51,126,722	117,687,560	–	–
Sub-total of cash inflows of investing activities	454,773,520	1,437,981,097	4,780,778,724	11,385,773,362
Cash paid for acquiring fixed assets, intangible assets and other long-term assets	17,935,745,763	16,074,539,910	2,502,516,884	4,340,947,051
Cash paid for investments	688,050,000	229,144,000	13,966,483,225	4,085,486,360
Net cash paid for acquiring subsidiaries and other operating units	9,670,930,957	18,000,000	—	—
Other cash paid relating to investing activities	15,728,548	49,825,505	–	–
Sub-total of cash outflows of investing activities	28,310,455,268	16,371,509,415	16,469,000,109	8,426,433,411

Net cash flows (used in)/generated from investing activities	(27,855,681,748)	(14,933,528,318)	(11,688,221,385)	2,959,339,951

For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014	For the nine months ended 30 September, 2015	For the nine months ended 30 September, 2014

Cash flows generated from financing activities
Cash received from investments	375,114,997	474,002,800	–	–
Including: cash received from non-controlling interests of subsidiaries	375,114,997	474,002,800	—	—
Cash received from borrowings	57,382,653,892	54,035,092,701	36,292,814,229	33,918,921,827
Cash received from issuance of bonds and short-term bonds	18,965,000,000	13,965,000,000	18,965,000,000	13,965,000,000
Other cash received relating to financing activities	247,422,012	1,313,476,488	79,203,327	33,759,324

Sub-total of cash inflows of financing activities	76,970,190,901	69,787,571,989	55,337,017,556	47,917,681,151

Repayments of borrowings	73,745,637,807	68,865,200,599	52,065,348,383	52,980,439,192
Payments for dividends, profit or interest expense	13,723,508,441	12,905,696,394	8,974,987,653	8,867,122,730
Including:dividends paid to non-controlling interests of subsidiaries	1,554,781,726	432,236,832	—	—
Other cash paid relating to financing activities	455,519,587	35,365,619	39,000,000	31,500,000

Sub-total of cash outflows of financing activities	87,924,665,835	81,806,262,612	61,079,336,036	61,879,061,922

Net cash flows used in financing activities	(10,954,474,934)	(12,018,690,623)	(5,742,318,480)	(13,961,380,771)

Effect of exchange rate fluctuations on cash held	(30,596,857)	14,233,098	40,304,309	(22,960)

Net (decrease)/increase in cash	(3,288,205,654)	527,490,293	(5,926,703,160)	(1,376,212,653)
Add: cash at beginning of period	13,021,415,678	10,151,814,274	8,360,552,207	5,196,600,915

Cash at end of period	9,733,210,024	10,679,304,567	2,433,849,047	3,820,388,262

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 21, 2015